













25 February 2026

HALEON

SENSODYNE parodontax Centrum Caltrate THERAFLU Voltaren Panadol ENO

2025 Full year results

Twelve months ended 31 December 2025 (unaudited)

Adjusted results[2]			Reported results		
Twelve months ended 31 December	**2025**	**vs 2024**		**2025**	**vs 2024**
Organic revenue growth		**3.0%**[2]	**Revenue**	**£11,030m**	**(1.8)%**
North America		(0.4)%[3]			
EMEA and LatAm		4.7%[3]			
APAC		5.2%[3]			
Adjusted gross profit	**£7,193m**	**4.4%**[4]	**Gross profit**	**£7,080m**	**3.8%**
Adjusted gross margin	65.2%	220 bps[4]	Gross margin	64.2%	350bps
Adjusted operating profit	**£2,526m**	**10.5%**[3]	**Operating profit**	**£2,412m**	**9.3%**
Adjusted operating profit margin	22.9%	160 bps[3]	Operating profit margin	21.9%	230bps
Adjusted diluted earnings per share	**18.8p**	**5.0%**	**Diluted earnings per share**	**18.5p**	**17.8%**
Free cash flow	£1,913m	£(31)m	Net cash flow from operating activities	£2,634m	£333m
Net debt/Adjusted EBITDA	2.6x	(0.2)x			

FY 2025 organic revenue growth[2] of +3.0% with 60%[6] of business gaining/maintaining share

- North America ended the year as expected with FY organic growth of (0.4)% and appropriate level of inventory at drug channel, EMEA & LatAm grew +4.7% and Asia-Pacific grew +5.2%
- FY organic revenue growth +3.0% (+2.3% price and +0.7% volume/mix); Q4 +2.1%
- Oral Health continued to outperform with +7.9% organic revenue growth
- Headwind from a weak cold and flu season estimated to be c.150 bps impact in Q4 and c.40 bps for full year

Organic operating profit growth[2] +10.5% with organic operating margin[2] expansion of 160bps

- Productivity initiatives and pricing delivering +220 bps adjusted gross margin[4] expansion
- Continued re-investment to drive growth with A&P +7.5% and R&D +7.7% at constant currency
- Good operating leverage with adjusted operating margin up 60bps at actual exchange rates
- Adjusted diluted EPS 18.8p, up 5.0%

Strong cash flow and disciplined capital allocation supporting shareholder returns

- Strong free cash flow of £1.9bn; excluding proceeds[5] from ChapStick sale in 2024, FCF was up £194m
- Working capital cycle down 11 days allowing investment in capex to drive growth
- Closing leverage of 2.6x net debt/adjusted EBITDA[2] after £1.1bn in shareholder returns in FY 2025
- 7.6% increase in total full year dividend with proposed final dividend of 4.9p per ordinary share

FY 2026 outlook

- Organic revenue growth expected to be 3-5%
- Productivity initiatives and operating leverage expected to deliver high single digit adjusted operating profit growth at constant currency
- £500m allocated to share buybacks in 2026

Brian McNamara, Chief Executive Officer, said:

"2025 was an important year for Haleon. We introduced our Win as One strategy and are already making good progress. Our brands again proved their resilience, and we continued to outperform the market, with 60% of the business gaining or maintaining share this year.

Organic revenue growth of 3% was below our medium-term expectations, primarily reflecting a weak cold & flu season and low consumer confidence in North America. We delivered strong gross margin improvement and double-digit organic profit growth, combined with strong cash generation. This was driven by excellent progress against our productivity programme and continued disciplined investment behind our brands, innovation and capabilities.

Looking ahead, we remain confident in our medium-term guidance underpinned by the implementation of our new operating model to drive growth and agility. While the consumer environment remains challenging near-term, we are even more focused on driving category growth and increasing our market outperformance."

Footnotes can be found on page 2


Outlook
For FY 2026 the Group expects:
- Organic revenue growth of 3%-5%
- High-single digit adjusted operating profit growth at constant currency
- Net interest c.£255m; Adjusted effective tax rate c.24.5%

Foreign exchange
The Group expects a foreign exchange translation headwind of c.(1)% to negatively impact both net revenue and adjusted operating profit respectively. This is based on current Bloomberg forward consensus rates averaged over 2026[7].

Medium term guidance
Haleon's medium-term guidance is as follows:
- 4-6% annual organic revenue growth
- High-single digit adjusted operating profit growth at constant currency

Adjusted operating profit growth is expected to be supported by c. 50 to 80bps (on average) per annum of adjusted gross profit margin expansion (at constant currency). This is expected to drive financial flexibility through the P&L to enable continued healthy investment in A&P and R&D. Together with continued optimisation of tax and interest, this should support strong adjusted EPS growth.

We believe optimal leverage for Haleon is around 2.5x net debt/adjusted EBITDA. We believe that this is the right level to enable the business to appropriately balance our capital allocation priorities of continued investment for growth, optionality for M&A, providing attractive shareholder returns and sustaining a strong investment grade credit balance sheet.

Notes and forward looking statements
1. The commentary in this announcement contains forward-looking statements and should be read in conjunction with the cautionary note on page 21
2. Organic revenue growth, organic operating profit growth, adjusted operating profit, adjusted operating profit margin, adjusted gross profit, adjusted gross profit margin, adjusted diluted earnings per share, free cash flow, adjusted profit attributable to shareholders, net debt and adjusted EBITDA are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 21 to 29
3. On an organic basis, at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites
4. At constant currency
5. Includes net proceeds from divestments in 2024 including £325m in gross proceeds with £(100)m in associated tax payments, primarily related to ChapStick
6. Refers to Consumer Health market. Market share statements throughout this announcement are estimates based on the Group's analysis of third party market data of revenue for FY 2025 including IQVIA, IRI and Nielsen data. Represents % of brand-market combinations gaining or maintaining share (this analysis covers c.90% of Haleon's total revenue).
7. As of 5 February 2026


Presentation for analysts and shareholders

A recorded results presentation by Brian McNamara, Chief Executive Officer, and Dawn Allen, Chief Financial Officer, will be available shortly after 7:00am GMT (8:00 am CET) on 25 February 2026 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 8:45am CET (9:45am CET).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK: +44 (0) 808 189 0158
US: +1 855 979 6654
All other: +44 (0) 203 936 2999
Passcode: 049869

An archived webcast of the presentation will be available later on in the day of the results and can be accessed at www.haleon.com/investors.

Financial timetable

Q1 2026 Trading Statement   29 April 2026
2026 Annual General Meeting   29 April 2026
H1 2026 Results   30 July 2026
Q3 2026 Trading Statement   29 October 2026

Enquiries

Investors		**Media**	
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com	

About Haleon plc

Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as *Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu* and *Voltaren* - are built on trusted science, innovation and deep human understanding. For more information please visit www.haleon.com


Strategy update

We are guided by our purpose to deliver better everyday health with humanity. At our Capital Markets Day in May 2025, we outlined our Win as One strategy that will unlock significant potential as we transform into an agile, world class consumer company through three key areas: growth, productivity and culture.

It will support our ambitions to reach 1 billion more consumers by 2030 and deliver industry-leading shareholder returns.

Growth
Leveraging our global footprint, scaling our innovations and capitalising on the strength and breadth of our superior brands, will enable us to deliver health in more hands. We are focused on three key areas:

Closing the incidence versus treatment gap: *Sensodyne's* expanded clinical range—including *Sensodyne Clinical White, Clinical Repair* and *Clinical Pronamel Enamel Strength*—has driven strong uptake among younger consumers, achieving broad rollout across 30 markets by end of 2025. In Gum Health, a successful pilot launch of *parodontax* in China with a customised flavour and pack design for Chinese consumers was rolled out to 19 cities, with expert advocacy and sampling to patients driving high re-purchase rates. During 2026, Haleon expects to further activate *parodontax* in other markets including the US.

Innovation-led premiumisation: *Otrivin Nasal Mist* continued its global roll-out into markets representing 50% of the nasal spray category (up from 11% in 2024), driving incremental penetration by recruiting over 50% non-spray users in Sweden and the UK with high repurchase intent. In VMS, the expansion of *Centrum Daily Kits* across Asia-Pacific has delivered market share gains with over one million packs sold since launch. This 30-day supply of tailored vitamins for gender and age needs, now includes premium benefits such as cellular health and metabolic support.

Expanding our reach with lower income consumers: Haleon more than doubled rural India distribution to 600k outlets, boosting Rs.20 *Sensodyne* consumption, expanding *ENO* 3-in-1 reach and launching Rs.10 *Centrum Recharge*—selling 13m sachets with strong early repeat rates. Across Indonesia, Haleon launched a new four pack of *Panadol* with the aim of bringing new consumers into the brand. This pack format represents c.65% of category volume*.*

Productivity

Haleon is developing a more efficient and agile supply chain. Initiatives are expected to realise £800m in gross supply chain savings over the next five years and contribute to 50 to 80bps per annum (on average) of adjusted gross profit margin improvement at constant currency per annum. Haleon's supply chain strategy is focused on a number of key pillars:

Immediate Accelerators for a near-term impact
- We have made strong progress reducing SKUs by c.26% (target 30% by 2028) and formulations by c.12% (target 25-30% by 2028) since the beginning of 2024
- A 22% reduction in packaging specifications has allowed better standardisation of cartons, whilst the consolidation of our artwork network into a single Centre of Excellence in Poland has delivered a 50% cost reduction
- A significant improvement in logistics costs was achieved by redefining the modes of shipment, increased container utilisation, optimising port charges, and greater commercial leverage on a global


scale. Meanwhile, the creation of globalised engineering, building a technical development platform and an independent innovation supply chain will drive ongoing efficiencies.

Operational Excellence to drive improvement across daily operations through shifting to a culture of quality and performance
- Production performance or asset utilisation measured through overall equipment effectiveness (OEE), improved by seven points in 2025 with further progress expected in 2026

Build for Tomorrow focused on the mid to longer term horizon, with impact starting to be felt from 2027
- We are actively pursuing further improvements through the use of AI, including the automation of manual inspection and palletising processes using an AI vision system for label integration, whilst investment in AI cameras in Suzhou, China is helping to optimise manufacturing processes
- Across our supply network, we have undertaken a full assessment of potential transformations for network design. This provides a blueprint for building an efficient and fit for purpose manufacturing network over the medium-term.

Culture

In support of our Win as One strategy, we are shaping a culture that will help us to deliver our strategy and financial commitments. A world-class, agile and performance-focused consumer company, will be underpinned by our purpose to deliver better everyday health with humanity.

- During the year, we made good progress with continued engagement across our employee base. In our latest annual engagement survey, we saw an 82% engagement score.

Evolution of operating model

- In January 2026, Haleon announced the evolution of its operating model to drive growth and agility in support of its Win as One ambitions
- Haleon has created a new Chief Growth Officer (CGO) role. The CGO role will have responsibility for Haleon's category organisation, Marketing and Strategy functions, as well as a new global Commercial Excellence team. The CGO will lead Haleon's growth and innovation agenda in partnership with the R&D and Supply Chain functions. Working across these initiatives, the new CGO will be able to focus on effective allocation of resources to drive category growth and market share gains.
- The creation of six Operating Units (OUs) (North America, Europe, Middle East and Africa, Latin America, India Sub-Continent (ISC) and Asia Pacific (ex. ISC)) will provide greater focus on the significant growth opportunities in our key markets. Each OU is responsible for delivering business performance through the execution of Haleon's category strategies.
- The implementation of the operating model is expected to result in annualised gross cost savings of c. £175m-200m over the next two years, with a third of the savings to be delivered in 2026 and the remainder in 2027. The savings will be delivered through leveraging our new Growth function, streamlining our organisation to be category led and leveraging automation and AI. We will engage with employees and representatives as appropriate. We expect to incur one-time costs similar to the annualised gross savings with a higher proportion of costs weighted towards 2026.


Category review

Revenue by product category for the twelve months ended 31 December:

	Revenue (£m)		Revenue change (%)			
	2025	**2024**[1]	**Organic**[2]	**FX impact**	**Net M&A impact**	**Reported**
Oral Health	3,461	3,312	7.9%	(3.4)%	–	4.5%
VMS	1,685	1,696	1.9%	(2.5)%	–	(0.6)%
Pain Relief	2,564	2,564	2.3%	(2.3)%	–	–
Respiratory Health	1,873	2,122	(1.9)%	(1.7)%	(8.1)%	(11.7)%
Digestive Health	987	1,029	0.5%	(4.4)%	(0.2)%	(4.1)%
Therapeutic Skin Heath and Other	460	510	2.0%	(3.1)%	(8.7)%	(9.8)%
Group revenue	**11,030**	**11,233**	**3.0%**	**(2.8)%**	**(2.0)%**	**(1.8)%**

1. Following the change in product category structure announced on 1 May 2025, figures for 2024 have been restated
2. Definitions and calculations of non-IFRS measures can be found on pages 21 to 29

All commentary below refers to organic revenue growth unless otherwise stated.

Oral Health (32% of FY 2025 revenue)
FY organic revenue: +7.9% (reported: +4.5%); Q4: +9.3% (reported: +5.7%)

We continued to outperform the category with market share gains supported by innovations and geographic expansion, combined with strong in-market execution.

Sensodyne organic revenue grew high-single digit, with growth driven by innovation, including the Clinical platform, with *Sensodyne Clinical White* now available in 26 markets. The launch has contributed to strong market share gains and driving penetration by 130bps particularly amongst younger consumers. The introduction of a *Sensitivity + Cavity* toothpaste in over 65 markets including Indonesia and South Africa is addressing affordability barriers.

We maintained momentum across our gum health portfolio with the launch *of parodontax Gum Strengthen & Protect with hyaluronic acid*. This multi-format range across both toothpaste and mouthwash has expanded the brand into the key untapped gum need-state of protective gum care. This has now been launched in 18 markets with good consumer feedback. Building on its successful 2024 launch, Haleon expanded *parodontax's* distribution in China, contributing to the brand's global double-digit growth.

VMS (15% of FY 2025 revenue)
FY organic revenue:+1.9% (reported: (0.6)%); Q4:+1.2% (reported: (0.5)%)

Mid-single digit growth in *Centrum* reflected a strong performance in EMEA & LatAm and APAC partly offset by a decline in North America. The decline in North America was a result of weak market conditions for the multivitamin category and increased promotions by competitors. The category returned to growth in North America during the second half of the year supported by the activation of cognitive function claims on *Centrum Silver* driving market share gains.

Caltrate was flat, after lapping a tough comparative from a competitor being out of stock in 2024. Growth was supported by innovation including *Caltrate Kids Liquid* in China, with patented Vitamin K2 formulation driving 10x better absorption.


Emergen-C grew mid-single digit, outperforming the immunity category underpinned by innovation strength including *Emergen-C crystals, Emergen-C Immune+ and Zero Sugar.*

Pain Relief (23% of FY 2025 revenue)
FY organic revenue: +2.3% (reported: flat); Q4: +0.5% (reported (0.3)%)

Organic growth was driven by mid-single digit growth in *Panadol* underpinned by continued share gains in a number of markets including UK and Australia. Growth was supported by innovation including *Panadol Dual Action,* a paracetamol and ibuprofen combination product which leverages the technology in *Advil*, now launched in nine markets.

Voltaren was up low-single digit with growth in North America and Middle East & Africa, partly offset by a decline in Germany. Haleon's innovation agenda was supported by the expansion of 2% medicated gels in China driving market share gains.

Advil was flat, with an improving trend in the US through the year, supported by the launch of *Advil PM LiquiGel Minis* and the activation of a new campaign in North America *(No Pain More Gain).*

Respiratory Health (17% of FY 2025 revenue)
FY organic revenue: (1.9)% (reported: (11.7)%); Q4: (4.6)% (reported: (5.4)%)

Organic revenue declined 1.9%. The FY 2025 decline in reported revenue included a (8.1)% impact from net M&A (divestment of non-US Smokers' Health business) as well as (1.7)% from foreign exchange movements.

Performance was impacted by a weak cold and flu season particularly in North America and Central and Eastern Europe in Q4 with total cold and flu organic revenue down mid-single digit. *Robitussin* declined double digit in Q4 with lower levels of cough incidences.

Otrivin grew mid-single digit with market share gains in *Otrivin Nasal Mist* driven by penetration from non-spray users in launch markets of Sweden and UK. High repurchase intent for this product was supported by expert advocacy.

Smokers' Health declined double digit in 2025. Excluding the impact of Smokers' Health, Respiratory Health organic revenue would have been broadly flat.

Digestive Health (9% of FY 2025 revenue)
FY organic revenue: +0.5% (reported: (4.1)%); Q4: +0.7% (reported: (5.2)%)

Tums saw good growth supported by expansion of *Tums Gummy Bites* driving incremental penetration and attracting new consumers to the category in the US. *Benefiber* was up high-single digit helped by its *Grow what feels good* campaign*.*

In India, Haleon launched *ENO 3-in-1,* delivering consumers additional benefits beyond heartburn such as indigestion and bloating. Overall, the brand declined, largely driven by a double digit decline in Brazil from a weaker macro-economic environment.



Therapeutic Skin Health and Other (4% of FY 2025 revenue)
FY organic revenue: +2.0% (reported: (9.8)%); Q4: (4.3)% (reported: (9.3)%)

Organic revenue growth of 2.0% was driven by *Zovirax,* up mid-single digit, partly offset by a decline in *Fenistil*. The decline in reported revenue included a (8.7)% net impact from M&A (divestment of *ChapStick)* and (3.1)% from adverse FX.

Regional review

Performance by geographical segment for the twelve months ended 31 December:

	Revenue (£m)		Revenue change (%)					
	2025	**2024**	**Organic[1]**	**Price[1]**	**Vol/Mix[1]**	**FX impact**	**Net M&A impact**	**Reported**
North America	3,866	4,042	(0.4)%	1.0%	(1.4)%	(3.0)%	(1.0)%	(4.4)%
EMEA and LatAm	4,592	4,631	4.7%	4.2%	0.5%	(2.3)%	(3.2)%	(0.8)%
APAC	2,572	2,560	5.2%	1.0%	4.2%	(3.3)%	(1.4)%	0.5%
Group	**11,030**	**11,233**	**3.0%**	**2.3%**	**0.7%**	**(2.8)%**	**(2.0)%**	**(1.8)%**

Adjusted operating profit by geographical segment for the twelve months ended 31 December:

	Adjusted operating profit[1] (£m)		YoY organic change[1]	FX impact	Net M&A impact	YoY change
	2025	**2024**		**2025**		
Group operating profit	2,412	2,206				9.3%
Reconciling items between adjusted operating profit and operating profit[2]	114	294				(61.2)%
Group adjusted operating profit[1]	2,526	2,500	10.5%	(3.8)%	(5.7)%	1.0%
North America	947	1,000	1.9%	(4.4)%	(2.8)%	(5.3)%
EMEA and LatAm	1,090	1,054	15.9%	(3.5)%	(9.0)%	3.4%
APAC	553	539	13.1%	(6.7)%	(3.8)%	2.6%
Corporate and other unallocated	(64)	(93)	9.0%	22.6%	(0.4)%	31.2%
Group adjusted operating profit[1]	2,526	2,500	10.5%	(3.8)%	(5.7)%	1.0%

Adjusted operating profit margin by geographical segment for the twelve months ended 31 December:

	Adjusted operating profit margin[1] (%)		YoY Organic change[1]	FX impact	Net M&A impact	YoY change
	2025	**2024**		**2025**		
North America	24.5%	24.7%	50bps	(30)bps	(40)bps	(20)bps
EMEA and LatAm	23.7%	22.8%	230bps	(30)bps	(110)bps	90bps
APAC	21.5%	21.1%	150bps	(70)bps	(40)bps	40bps
Group[1]	22.9%	22.3%	160bps	(30)bps	(70)bps	60bps

1. Definitions and calculations of non-IFRS measures can be found on pages 21 to 29
2. Reconciling items for these purposes are the adjusting items, which are defined under "*Use of Non-IFRS Measures*"**.** A reconciliation between operating profit and adjusted operating profit is included under "*Use of Non-IFRS Measures*".



All commentary below refers to organic revenue growth and organic operating profit growth unless otherwise stated.

North America: (35% of FY 2025 revenue)
FY organic revenue: (0.4)% (reported: (4.4)%); Q4: (1.0)% (reported: (4.7)%)

FY 2025 organic revenue growth of (0.4)% was split +1.0% price and (1.4)% volume/mix. In Q4, organic revenue growth was in line with our expectations, at (1.0)% with 2.7% price and (3.7)% volume/mix. The headwind from cold and flu which held back organic growth in Q4 was offset by a better performance in Oral Health and VMS.

Overall, in FY 2025, Haleon consumption grew ahead of a slightly declining market. The broader market was impacted by weaker consumer confidence from concerns around the labour market and inflation.

Organic revenue growth reflected the resilience of categories such as Oral Health as well as an improved performance in *Advil.* However, this was more than offset by the impact of a weak US consumer and retail environment particularly across more discretionary categories such as Smokers' Health. In addition, seasonal OTC categories including cold and flu were impacted by lower levels of incidence.

- In FY 2025, mid-single digit growth in Oral Health was driven by *Sensodyne* and *parodontax*
- VMS declined low-single digit with a decline in *Centrum* which improved in H2 and good growth in *Emergen-C*
- Pain Relief was flat with growth in *Voltaren* more than offset by a decline in *Excedrin*
- Respiratory Health declined mid-single digit with a double digit decline in Q4 from a weaker cold and flu season. Smokers' Health declined double digit.
- Digestive Health was flat with growth in *Tums* and *Benefiber* partly offset by a decline in *Nexium*

Adjusted operating profit grew 1.9% organically, driven by cost efficiencies which were partly offset by an increase in A&P. Adjusted operating profit margin was 24.5%, up 50bps on an organic basis.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm): (42% of FY 2025 revenue)
FY organic revenue: +4.7% (reported: (0.8)%); Q4: +3.2% (reported: +2.7%)

Organic revenue grew +4.7% with +4.2% price and +0.5% volume/mix.

Geographically, Middle East & Africa, Latin America, and Central & Eastern Europe saw mid-single digit organic growth along with a resilient performance in Southern Europe and Northern Europe. Overall, Q4 organic revenue growth was +3.2% split +3.5% price and (0.3)% volume/mix. Growth in Q4 was held back by a weak cold and flu season, particularly across Central and Eastern Europe.

Haleon consumption outperformed the market helped by the strength of our channel mix, innovation and strong brands. Consumer confidence was impacted by inflation in Europe and LatAm which resulted in value seeking behaviour.

- High-single digit growth in Oral Health was supported by strong growth from *Sensodyne, Polident/Poligrip* and *parodontax*
- Mid-single digit growth in VMS was led by *Centrum,* up high-single digit partly offset by a decline in some local brands
- Pain Relief increased mid-single digit driven by *Panadol*


- Performance in Respiratory Health was impacted by a weak cold and flu season
- Therapeutic Skin Health and Other grew mid-single digit reflecting strength in *Zovirax*

Adjusted operating profit grew 15.9% organically, driven by cost efficiencies which were partly offset by an increase in A&P. Adjusted operating profit margin was 23.7%, up 230bps on an organic basis.

Asia-Pacific (APAC): (23% of FY 2025 revenue)
FY organic revenue :+5.2% (reported: +0.5%); Q4:+5.9% (reported: +2.4%)

Organic revenue growth in APAC was +5.2% with +1.0% price and +4.2% volume/mix. Strong volume growth was driven by China, India and South-East Asia & Taiwan through innovation and growth across online channels combined with successful in-market execution. China grew mid-single digit, and India saw continued momentum with double digit growth. South-East Asia and Taiwan, and North Asia both grew mid-single digit whilst Australia and New Zealand were up low-single digit. Q4 organic revenue growth was +5.9% with (0.3)% price and +6.2% volume/mix.

Haleon consumption outperformed the market. Consumer confidence in China remains steady with continued preference for brands and ongoing strength in E-comm. In India, GST reforms have boosted consumer sentiment.

- Oral Health grew double digit driven by strong growth from *Sensodyne* in India and *parodontax* in China
- VMS delivered mid-single digit growth, with strong growth in *Centrum*, supported by a number of innovations including *Centrum Daily Kits. Caltrate* was flat from lapping strong growth in 2024 when a competitor was out-of-stock; consumption of *Caltrate* continues to be healthy.
- Respiratory Health was flat given a softer cold and flu season during the first half and a normal season in the second half of the year
- Pain Relief was up mid-single digit underpinned by performance in *Panadol*
- Digestive Health was up low-single digit. Therapeutic Skin Health and Other slightly declined.

Adjusted operating profit increased 13.1% organically. The organic increase in adjusted operating profit was driven by positive operating leverage combined with operational efficiencies, which more than offset an increase in A&P. Adjusted operating profit margin was 21.5% and increased 150bps organically.


Delivering strong profit growth and free cash flow

Haleon's Capital Markets Day (CMD) outlined its Value Creation Framework which focuses on operating leverage, strong cash flow generation and disciplined capital allocation. Taken together, this should support our ambition to deliver strong adjusted EPS growth and industry leading shareholder returns.

Twelve months ended 31 December	2025 £m	2024 £m	% change	% Organic[1]
Total revenue	**11,030**	**11,233**	**(1.8)**	**3.0**
Gross profit	**7,080**	**6,824**	**3.8**	
Adjusted gross profit[1]	7,193	7,099	1.3	
Operating profit	**2,412**	**2,206**	**9.3**	
Adjusted operating profit[1]	2,526	2,500	1.0	10.5
Profit before tax	**2,152**	**1,910**	**12.7**	
Adjusted profit before tax[1]	2,264	2,198	3.0	
Profit after tax attributable to shareholders of the Group	**1,667**	**1,442**	**15.6**	
Adjusted profit after tax attributable to shareholders of the Group [1]	1,697	1,638	3.6	
Diluted earnings per share[2]				
Reported (p)	18.5	15.7	17.8	
Adjusted[1] (p)	18.8	17.9	5.0	

1. Definitions and calculations of non-IFRS measures can be found on pages 21 to 29
2. Diluted earnings per share for the period ended 31 December 2025 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares.

Operating leverage driving high quality earnings growth

In FY 2025, Haleon delivered 3.0% organic revenue growth (reported: (1.8)%), with consumption outperforming the market.

Organic revenue growth was held back by a weakening US consumer environment and a lower level of cold and flu incidence which impacted performance particularly in the fourth quarter. A normal cold and flu season would have resulted in 40bps higher organic revenue growth for FY 2025.

The Group's emerging markets, which accounted for approximately 36% of revenues, delivered organic revenue growth of 6.4%, including double digit growth in India and mid-single digit growth in China. Developed markets, which accounted for 64% of FY 2025 revenues grew 1.2% organically.

Adjusted gross profit grew 4.4% constant currency (+1.3% at actual exchange rates) ahead of revenue growth, with 220bps of margin expansion (+200bps at actual exchange rates). Key drivers of margin expansion included pricing to offset inflation, net revenue management and benefits from the supply chain productivity programme.

The increase in adjusted gross profit provided flexibility for continued investment in advertising and promotional spend (A&P) and R&D. A&P spend grew 7.5% at constant currency to 20.5% of revenue as we continued to invest in our brands and new product launches whilst at the same time focused on maximising the effectiveness of our spend. This increased spend also underpinned our market share performance, with 60% of the business gaining or maintaining share.


Adjusted R&D spend was up 7.7% constant currency (reported: +6.1%) driven by increased investment across key innovation areas and superior evidence generation.

Altogether, this resulted in organic operating profit growth of 10.5% with 160bps of organic margin expansion. At actual exchange rates, adjusted operating profit increased 1.0% with margin increasing 60bps.

Foreign exchange

Translational foreign exchange impacted FY 2025 revenue by (2.8)% and adjusted operating profit by (3.8)%. This was primarily driven by strengthening of Sterling against a number of major currencies including the US Dollar.

Compared to revenue, the impact of translational foreign exchange to adjusted operating profit was less pronounced than historically given the drivers of FX movement – particularly from US Dollar where the weightings of revenue and costs are largely matched. As we shared at the Capital Markets Day, the impact in previous years was more pronounced given weakness in emerging market currencies where Haleon has a higher proportion of revenue than costs.

Net finance costs

Net finance costs were £262m (FY 2024: £302m). This reflected finance costs of £340m (FY 2024: £384m) and finance income of £78m (FY 2024: £82m). Lower net finance costs largely relate to the reduction in debt and lower interest rates.

Tax charge

The tax charge on an adjusted basis was £554m (FY 2024: £527m) and the effective tax rate on an adjusted results basis was 24.5% (FY 2024: 24.0%).

The statutory tax charge of £472m (FY 2024: £435m) represented an effective tax rate on IFRS results of 21.9% (FY 2024: 22.8%).

Earnings per share

Adjusted diluted earnings per share increased 5.0% to 18.8p (FY 2024:17.9p) reflecting slight growth in adjusted operating profit, lower net finance costs, non-controlling interest, and a 1.6% reduction in diluted weighted average share count following the buyback of shares in FY 2025. This was partly offset by a higher tax rate on adjusted profit before tax.

Strong cash flow generation

Haleon is a highly cash generative business and we delivered £1,913m of free cash flow (FCF) in FY 2025. Excluding the one-time net proceeds in 2024 from divestments (which included £325m gross proceeds and £(100)m in associated tax payments, primarily related to *ChapStick*), FCF was up £194m.

FCF benefitted from working capital optimisation which was driven by an 11-day reduction in working capital cycle, particularly across inventory due to more efficient freight and improved operational efficiency across our manufacturing sites. This reduction enabled a further increase in capital expenditure to £413m,


representing 3.7% of revenue with spend devoted to systems, processes and automation to drive sustainable growth. In addition, we saw £125m lower restructuring costs as our £300m productivity programme concluded. Beyond this, FCF benefited from the absence of dividend payments to our China JV partner due to the acquisition of the remaining stake in the JV.

Disciplined capital allocation

Haleon has a track record of disciplined capital allocation. Our priorities are to focus on investing for growth, execute value accretive bolt on M&A and return excess cash to shareholders. This is underpinned by our commitment to a strong investment grade balance sheet and a target leverage of around 2.5 times net debt/adjusted EBITDA.

The strong FCF during FY 2025, along with favourable foreign exchange movements on US dollar denominated debt, supported net debt reduction of £644m resulting in net debt/adjusted EBITDA of 2.6x. The main uses of cash included:
- c.£500m allocated to share buybacks in 2025;
- c.£150m for repurchase of shares to satisfy employee share obligations held in Treasury;
- £612m dividend payment; and
- £174m to acquire the remaining 12% stake in the China OTC JV to provide Haleon full ownership of this strategic asset.

In March 2025, we re-paid our $1,750m bond with the next major maturity being €850m in March 2026 which is expected to be funded from cash.

Consistent with our capital allocation priorities and our confidence in the strength of cash generation, we have today announced that we expect to allocate £500m of capital to share buybacks in 2026.

Dividend

Reflecting the strength of FCF generation during the year, alongside strong organic operating profit growth, the Board is proposing a 2025 total dividend of 7.1p per ordinary share which represents a payout ratio of approximately 38% of 2025 adjusted earnings (2024: 37%). This includes a final dividend of 4.9p per ordinary share.

Subject to shareholder approval, the final dividend will be paid on 14 May 2026 to holders of ordinary shares and US American Depositary Shares (ADS) on the register as of 10 April 2026 (the record date). The ex-dividend date for ordinary shares will be 9 April 2026 and for US American Depositary Shares (ADS) 10 April 2026. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (DRIP), the election deadline will be 24 April 2026. The DRIP is provided by Equiniti Financial Services Limited, more information is available at www.shareview.co.uk/info/drip.

Subject to market conditions and Board approval, Haleon expects to grow its ordinary dividend at least in line with adjusted earnings.

Delivering better everyday health with humanity

Running a responsible business is a strategic imperative for Haleon, and through our responsible business strategy we are committed to making everyday health more inclusive, reducing our environmental impact, and operating with ethical and responsible standards of business conduct across our value chain. Haleon's


ESG performance continues to be externally recognised in ESG indices (MSCI AA rating, a Sustainalytics "ESG Industry Top Rated" company, ISS Prime status).

Improving health inclusivity is central to Haleon's sustainability strategy and where we believe we can have the most impact. In 2025, we empowered over 74m people to be more included in opportunities for better everyday health, ahead of our 50m people a year ambition by 2025.

We now aim to provide opportunities for over 300m people a year to take more control of their health by 2030. We will do this by building health literacy, increasing access to everyday health products and tackling bias and prejudice. This is expected to be achieved through:

- **Building health literacy –** Haleon is focused on equipping consumers, healthcare professionals and community health workers with the information and resources they need to take more control of their health. The Haleon Health Partner Portal provides healthcare professionals with practical tools, training, and inclusive resources that simplify health information—helping them build people's knowledge and confidence to take control of their everyday health.
- **Increasing access to everyday health products –** Haleon is providing bespoke solutions in different markets, such as affordable products, new formats and pack sizes. The 20-rupee *Sensodyne* pack in India makes clinically proven sensitivity protection more affordable and accessible.
- **Tackling bias and prejudice –** Initiatives include Haleon's "Ageism Off, Life On" campaign to challenge negative stereotypes about self-care as consumers age, while the "Listen to Pain" campaign helps healthcare professionals better understand and respond to each person's unique pain experience.

Enduring resilience

Haleon is transforming how it works to build resilience across its value chain, reduce its environmental footprint and provide solutions to help people manage the impact of environmental changes on their everyday health, ensuring lasting value for stakeholders and communities. We do this by:

- **Cutting carbon emissions –** Haleon uses 100% renewable electricity across its manufacturing sites and is committed to net zero carbon emissions (including through the offsetting of residual emissions, where needed) from source to sale by 2040 (aligned to guidance from The Climate Pledge and Race to Zero). Through the Haleon Sustainable Supply Chain Pledge, Haleon is working with suppliers to drive decarbonisation across its value chain.
- **Making packaging more sustainable –** Haleon is aiming for all of its packaging to be recyclable or reusable by 2030, where safety, quality and regulations permit. Haleon has rolled out recycle-ready toothpaste tubes and is scaling up current initiatives and launching new ones to reduce our use of virgin plastic by replacing it with recycled or bio-based plastic. By mid-year 2025, 80% of our packaging was recycle-ready. At this stage, the remainder is difficult to achieve given stringent safety, quality, and regulatory requirements for healthcare packaging.
- **Managing natural resources more responsibly –** Haleon works to source sustainable key nature-derived ingredients in its products and packaging and focuses on good water stewardship across sites, and we encourage our suppliers to do the same, to ensure this shared resource is managed equitably and responsibly. Haleon is one of the first consumer companies to achieve Alliance for Water Stewardship (AWS) certification across all our manufacturing sites.
- **Supporting our people and partners –** To deliver our sustainability goals, Haleon develops and empowers our own people and collaborates with individuals, industries and communities across our value chain, from mint farmers to packaging experts, scientists and healthcare professionals to



develop the skills, capabilities and solutions needed to enable people to achieve better everyday health today and tomorrow.

Together, these actions help Haleon deliver on its Win as One strategy and our ambitions to reach one billion more consumers by 2030 - helping millions more people feel healthier and happier, while generating industry leading returns for shareholders.



CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	2025 £m	2024 £m
Revenue	11,030	11,233
Cost of sales	(3,950)	(4,409)
Gross profit	**7,080**	**6,824**
Selling, general and administration	(4,364)	(4,452)
Research and development	(316)	(298)
Other operating income/(expense)	12	132
Operating profit	**2,412**	**2,206**
Finance income	78	82
Finance expense	(340)	(384)
Net finance costs	**(262)**	**(302)**
Net monetary gain arising from hyperinflationary economies	2	6
Profit before tax	**2,152**	**1,910**
Income tax	(472)	(435)
Profit after tax for the year	**1,680**	**1,475**
Profit attributable to shareholders of the Group	1,667	1,442
Profit attributable to non-controlling interests	13	33
Basic earnings per share (pence)	18.6	15.8
Diluted earnings per share (pence)	18.5	15.7



CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	2025 £m	2024 £m
Profit after tax for the year	**1,680**	**1,475**
Other comprehensive (expenses)/income for the year		
Items that may be subsequently reclassified to income statement:		
Exchange movements on overseas net assets	(246)	(132)
Exchange movements on overseas net assets of non-controlling interests	(1)	(2)
Fair value movements on cash flow hedges	21	(1)
Reclassification of cash flow hedges to the income statement	(38)	(33)
Related tax on items that may be subsequently reclassified to the income statement[1]	5	8
Total	**(259)**	**(160)**
Items that will not be reclassified to income statement:		
Remeasurement gains on defined benefit plan	38	19
Related tax on items that will not be reclassified to the income statement	(7)	(7)
Fair value movements on equity investments	(15)	—
Total	**16**	**12**
Other comprehensive (expenses)/income, net of tax for the year	**(243)**	**(148)**
Total comprehensive income, net of tax for the year	**1,437**	**1,327**
Total comprehensive income for the year attributable to:		
Shareholders of the Group	1,425	1,296
Non-controlling interests	12	31

[1] Includes tax on fair value movements on cash flow hedges of £(4)m (2024: £nil), netted off by tax on reclassification of cash flow hedges to the income statement of £9m (2024: £8m).



CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER (unaudited)

	2025 £m	2024 £m
Non-current assets		
Property, plant and equipment	1,871	1,809
Right of use assets	126	112
Intangible assets	25,613	26,211
Other investments	67	82
Deferred tax assets	289	276
Post-employment benefit assets	68	36
Derivative financial instruments	9	—
Other non-current assets	37	71
Total non-current assets	28,080	28,597
Current assets		
Inventories	1,025	1,190
Trade and other receivables	2,058	2,055
Cash and cash equivalents	1,324	2,250
Derivative financial instruments	78	130
Current tax receivables	65	93
Total current assets	4,550	5,718
Total assets	32,630	34,315
Current liabilities		
Short-term borrowings	(836)	(1,487)
Trade and other payables	(3,730)	(3,705)
Other financial liability	—	(177)
Derivative financial instruments	(31)	(90)
Current tax payables	(267)	(235)
Short-term provisions	(69)	(118)
Total current liabilities	(4,933)	(5,812)
Non-current liabilities		
Long-term borrowings	(7,773)	(8,640)
Deferred tax liabilities	(3,222)	(3,353)
Post-employment benefit obligations	(114)	(131)
Derivative financial instruments	(34)	(70)
Long-term provisions	(40)	(57)
Other non-current liabilities	(30)	(28)
Total non-current liabilities	(11,213)	(12,279)
Total liabilities	(16,146)	(18,091)
Net assets	16,484	16,224
Equity		
Share capital	90	91
Other reserves	(11,512)	(11,197)
Retained earnings	27,847	27,272
Shareholders' equity	16,425	16,166
Non-controlling interests	59	58
Total equity	16,484	16,224



CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders' equity £m	Non-controlling interests £m	Total equity £m
At 1 January 2025	**91**	**—**	**(11,197)**	**27,272**	**16,166**	**58**	**16,224**
Profit after tax	—	—	—	1,667	1,667	13	1,680
Other comprehensive (expenses)/income	—	—	(273)	31	(242)	(1)	(243)
Total comprehensive (expenses)/income	**—**	**—**	**(273)**	**1,698**	**1,425**	**12**	**1,437**
Distributions to non-controlling interests	—	—	—	—	—	(11)	(11)
Dividends to equity shareholders	—	—	—	(612)	(612)	—	(612)
Share-based incentive plans	—	—	—	86	86	—	86
Tax on share-based incentive plans	—	—	—	5	5	—	5
Shares transferred to employees	—	—	108	(109)	(1)	—	(1)
Purchase of treasury shares	—	—	(151)	—	(151)	—	(151)
Repurchase of ordinary shares and capital reduction	(1)	—	1	(503)	(503)	—	(503)
Purchase of non-controlling interests	—	—	—	10	10	—	10
At 31 December 2025	**90**	**—**	**(11,512)**	**27,847**	**16,425**	**59**	**16,484**

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders' equity £m	Non-controlling interests £m	Total equity £m
At 1 January 2024	**92**	**—**	**(10,960)**	**27,474**	**16,606**	**123**	**16,729**
Implementation of IAS 29 – Hyperinflation	—	—	—	9	9	—	9
At 1 January 2024 Restated	**92**	**—**	**(10,960)**	**27,483**	**16,615**	**123**	**16,738**
Profit after tax	—	—	—	1,442	1,442	33	1,475
Other comprehensive (expenses)/income	—	—	(158)	12	(146)	(2)	(148)
Total comprehensive (expenses)/income	**—**	**—**	**(158)**	**1,454**	**1,296**	**31**	**1,327**
Distributions to non-controlling interests	—	—	—	—	—	(79)	(79)
Dividends to equity shareholders	—	—	—	(570)	(570)	—	(570)
Share-based incentive plans	—	—	—	102	102	—	102
Tax on share-based incentive plans	—	—	—	2	2	—	2
Shares transferred to employees	—	—	41	(40)	1	—	1
Purchase of shares by employee benefit trusts	—	—	(5)	—	(5)	—	(5)
Purchase of treasury shares	—	—	(116)	—	(116)	—	(116)
Repurchase of ordinary shares and capital reduction	(1)	—	1	(503)	(503)	—	(503)
Purchase of non-controlling interests	—	—	—	(479)	(479)	(17)	(496)
Non-controlling interests purchase option	—	—	—	(177)	(177)	—	(177)
At 31 December 2024	**91**	**—**	**(11,197)**	**27,272**	**16,166**	**58**	**16,224**


CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	2025 £m	2024 £m
Cash flows from operating activities		
Profit after tax	**1,680**	**1,475**
Taxation charge	472	435
Net finance costs	262	302
Depreciation of property, plant and equipment and right of use assets	240	225
Amortisation of intangible assets	120	99
Impairment and assets written off, net of reversals	47	192
(Gain)/Loss on sale of intangible assets, property, plant and equipment	—	(7)
Gain on sale of business	—	(121)
Share-based incentive plan expense	86	102
Other non-cash movements	(17)	(15)
(Decrease)/increase in pension and other provisions	(73)	1
Changes in working capital:		
Decrease in inventories	133	216
Increase in trade receivables	(65)	(312)
Increase in trade payables	125	158
Net change in other receivables and payables	63	144
Taxation paid	(439)	(593)
Net cash inflow from operating activities	**2,634**	**2,301**
Cash flows from investing activities		
Purchase of property, plant and equipment	(322)	(250)
Purchase of intangible assets	(91)	(68)
Proceeds from sale of intangible assets	—	325
Proceeds from sale of businesses	13	446
Increase in liquid investments	(6)	—
Interest received	60	75
Net cash (outflow)/inflow from investing activities	**(346)**	**528**
Cash flows from financing activities		
Payment of lease liabilities	(60)	(60)
Interest paid	(357)	(360)
Dividends paid to shareholders	(612)	(570)
Purchase of non-controlling interests	(174)	(488)
Distributions to non-controlling interests	(11)	(79)
Repayment of borrowings	(1,352)	(562)
Proceeds from borrowings	46	1,214
Purchase of shares by employee benefit trust	—	(5)
Purchase of treasury shares	(151)	(116)
Shares purchased for cancellation	(503)	(503)
Other financing cash flows	31	(8)
Net cash outflow from financing activities	**(3,143)**	**(1,537)**
(Decrease)/Increase in cash and cash equivalents and bank overdrafts	**(855)**	**1,292**
Cash and cash equivalents and bank overdrafts at the beginning of the year	2,207	994
Exchange adjustments	(49)	(79)
(Decrease)/Increase in cash and cash equivalents and bank overdrafts	(855)	1,292
Cash and cash equivalents and bank overdrafts at the end of the year	**1,303**	**2,207**
Cash and cash equivalents and bank overdrafts at the end of the year comprise:		
Cash and cash equivalents	1,324	2,250
Overdrafts	(21)	(43)
Cash and cash equivalents and bank overdrafts at the end of the year	**1,303**	**2,207**


Appendix

The unaudited financial information shown in this preliminary results announcement was approved by the Board on 24 February 2026. The financial information set out in this preliminary results announcement does not constitute the Group's statutory accounts for the financial years ended 31 December 2025 or 31 December 2024. The financial information for the year ended 31 December 2024 is derived from the Annual Report and Form 20-F 2024 which was published on 20 March 2025. The auditor's report on the 2024 accounts is included within the annual report; their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under s498(2) or (3) of the Companies Act 2006. The audit of the Group's statutory accounts for the year ended 31 December 2025 is not yet complete. These 2025 statutory accounts will be finalised on the basis of the financial information presented by the Board in this preliminary results announcement. The 2025 statutory accounts will be delivered to the UK Registrar of Companies in due course.

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "indicates", "may", "might", "will", "should", "potential", "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this document are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and dispositions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, expectations with respect to the markets in which we operate, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 193 to 201 in Haleon's Annual Report and Form 20-F 2024. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.



Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS and may not be directly comparable with similar measures used by other companies. Additionally, we are unable to present reconciliations of forward-looking information for non-IFRS measures because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure.

Adjusted Results

Adjusted results comprise adjusted gross profit, adjusted gross profit margin, adjusted selling, general and administration (SG&A), adjusted research and development (R&D), adjusted other operating income/(expense), adjusted operating profit, adjusted operating profit margin, adjusted income tax, adjusted effective tax rate, adjusted profit attributable to shareholders, adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the adjusting items).

Management believes that adjusted results, when considered together with the Group's operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group's performance to be more easily comparable.

Adjusting items

Adjusted results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangible assets, excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction-related costs

Transaction-related accounting or other adjustments relate to significant acquisitions including deal costs and other pre-acquisition costs, when there is certainty that an acquisition will complete. It also includes the costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.


Separation and admission costs

Costs incurred in relation to and in connection with separation, UK admission and registration of the Company's Ordinary Shares represented by the Company's American Depositary Shares (ADSs) under the Exchange Act and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group's products and specifically relate to the foregoing activities, affecting comparability of the Group's financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, the impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group's products and vary from period to period, which affects comparability of the Group's financial results. In addition, these gains and losses include net monetary gains or losses arising from hyperinflationary economies as this affects comparability of the Group's financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.



The following tables set out a reconciliation between IFRS and adjusted results for the years ended 31 December 2025 and 31 December 2024:

£m	Gross Profit[3] 2025	Gross Profit[3] 2024	Operating Profit[4] 2025	Operating Profit[4] 2024	Income tax[5] 2025	Income tax[5] 2024
IFRS Results	7,080	6,824	2,412	2,206	(472)	(435)
Net amortisation and impairment of intangible assets[1]	58	147	60	147	(12)	(35)
Restructuring costs[2]	55	123	89	214	(20)	(49)
Transaction related costs	—	—	—	(1)	—	1
Separation and admission costs	—	1	—	30	—	(7)
Disposals and others	—	4	(35)	(96)	(50)	(2)
Adjusted results	**7,193**	**7,099**	**2,526**	**2,500**	**(554)**	**(527)**

£m	Selling, general and administration 2025	Selling, general and administration 2024	Research and development 2025	Research and development 2024	Other operating income/ (expenses) 2025	Other operating income/ (expenses) 2024
IFRS Results	(4,364)	(4,452)	(316)	(298)	12	132
Net amortisation and impairment of intangible assets	2	—	—	—	—	—
Restructuring costs	33	90	1	1	—	—
Transaction related costs	—	—	—	—	—	(1)
Separation and admission costs	—	29	—	—	—	—
Disposals and others	(23)	31	—	—	(12)	(131)
Adjusted results	**(4,352)**	**(4,302)**	**(315)**	**(297)**	**—**	**—**

£m	Profit attributable to shareholders 2025	Profit attributable to shareholders 2024	Diluted earnings per share (pence) 2025	Diluted earnings per share (pence) 2024
IFRS Results	1,667	1,442	18.5	15.7
Net amortisation and impairment of intangible assets	48	112	0.5	1.2
Restructuring costs	69	165	0.8	1.8
Transaction related costs	—	—	—	—
Separation and admission costs	—	23	—	0.3
Disposals and others	(87)	(104)	(1.0)	(1.1)
Adjusted results	**1,697**	**1,638**	**18.8**	**17.9**

1. **Net amortisation and impairment of intangible assets**: includes £51m (2024: £24m) amortisation charge for intangible assets excluding computer software, of which £28m relates to the Nexium brand following its reclassification during the year from an indefinite life brand to definite life brand. The charge also includes a £9m impairment of intangible assets (2024: £135m, Nexium impairment and £(15)m, impairment reversal related to the ChapStick divestment).
2. **Restructuring costs**: includes £41m related to closure of two manufacturing sites with the remainder related to additional business transformation activities.
3. **Gross profit margin** for 2025 was 64.2% (2024: 60.7%). **Adjusted gross profit margin** for 2025 was 65.2% (2024: 63.2%) and 65.4% at constant currency (20bps effect of exchange rates).
4. **Operating profit margin** for 2025 was 21.9% (2024:19.6%). **Adjusted operating profit margin** for 2025 was 22.9% (2024: 22.3%). See table below.
5. The **effective tax rate** for 2025 was 21.9% (2024: 22.8%). **Adjusted effective tax rate** for 2025 was 24.5% (2024: 24.0%).


	Adjusted operating profit margin (%)		YoY change	FX impact	Net M&A impact	YoY Organic change
	2025	**2024**		**2025**		
North America	24.5%	24.7%	(20)bps	(30)bps	(40)bps	50bps
EMEA and LatAm	23.7%	22.8%	90bps	(30)bps	(110)bps	230bps
APAC	21.5%	21.1%	40bps	(70)bps	(40)bps	150bps
Group	22.9%	22.3%	60bps	(30)bps	(70)bps	160bps

Constant currency

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	2025	2024
Average rates:		
US$/£	1.31	1.28
Euro/£	1.17	1.18
CNY/£	9.44	9.19

Organic revenue growth and organic operating profit growth

Our organic growth measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites, the impact of foreign currency exchange movements and price growth in excess of 26% in hyperinflationary economies from one period to the next. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue and operating profit in a meaningful and consistent manner.

Organic measures are calculated period to period as follows, using prior year exchange average rates to restate current year comparatives, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate.

− Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period.

− Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the corresponding date of completion of the acquisition in current accounting period.

− Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.



- Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full.

- Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an Organic Adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue and operating profit attributable to MSAs gradually reduces several months before the production site closes.

To calculate organic growth for the period, organic measures for the prior year are subtracted from organic measures in the current year and divided by organic measures in the prior year.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

- **Price**: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above.

- **Volume/Mix**: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

The following tables reconcile reported revenue growth and reported operating profit growth to organic revenue growth and organic operating profit growth, respectively, for the periods presented.

	Geographical Segments			
2025 vs 2024 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**(4.4)**	**(0.8)**	**0.5**	**(1.8)**
Organic adjustments	1.0	3.2	1.4	2.0
Effect of exchange rates	3.0	2.3	3.3	2.8
Organic revenue growth	**(0.4)**	**4.7**	**5.2**	**3.0**
Price	1.0	4.2	1.0	2.3
Volume/Mix	(1.4)	0.5	4.2	0.7

	Geographical Segments				
2025 vs 2024 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Corporate and other unallocated**	**Total**
Operating profit growth	—	—	—	—	9.3
Adjusting items	—	—	—	—	(61.2)
Adjusted operating profit growth	**(5.3)**	**3.4**	**2.6**	**31.2**	**1.0**
Effect of exchange rates	4.4	3.5	6.7	(22.6)	3.8
Adjusted operating profit growth (CER)	**(0.9)**	**6.9**	**9.3**	**8.6**	**4.8**
Organic adjustments	2.8	9.0	3.8	0.4	5.7
Organic operating profit growth	**1.9**	**15.9**	**13.1**	**9.0**	**10.5**

	Geographical Segments			
2024 vs 2023 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**(3.6)**	**1.9**	**(0.1)**	**(0.6)**
Organic adjustments	1.9	2.2	1.2	1.9
Effect of exchange rates	2.8	3.8	4.9	3.7
Organic revenue growth	**1.1**	**7.9**	**6.0**	**5.0**
Price	2.3	5.9	1.9	3.7
Volume/Mix	(1.2)	2.0	4.1	1.3


	Geographical Segments				
2024 vs 2023 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Corporate and other unallocated**	**Total**
Operating profit growth	—	—	—	—	**10.5**
Adjusting items	—	—	—	—	(46.8)
Adjusted operating profit growth	**(9.7)**	**4.4**	**(0.4)**	**14.7**	**(1.9)**
Effect of exchange rates	3.4	9.0	9.1	(10.1)	6.5
Adjusted operating profit growth (CER)	**(6.3)**	**13.4**	**8.7**	**4.6**	**4.6**
Organic adjustments	4.2	6.8	3.9	(1.9)	5.2
Organic operating profit growth	**(2.1)**	**20.2**	**12.6**	**2.7**	**9.8**

	Market Categories						
2025 vs 2024 (%)[1]	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health**	**Therapeutic Skin Health and Other**	**Total**
Revenue growth	**4.5**	**(0.6)**	**—**	**(11.7)**	**(4.1)**	**(9.8)**	**(1.8)**
Organic adjustments	—	—	—	8.1	0.2	8.7	2.0
Effect of exchange rates	3.4	2.5	2.3	1.7	4.4	3.1	2.8
Organic revenue growth	**7.9**	**1.9**	**2.3**	**(1.9)**	**0.5**	**2.0**	**3.0**

[1] Following the change in product category structure announced on 1 May 2025, 2024 and 2023 figures have been restated.

	Market Categories						
2024 vs 2023 (%)[1]	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health**	**Therapeutic Skin Health and Other**	**Total**
Revenue growth	**5.6**	**3.4**	**(3.3)**	**(5.4)**	**1.7**	**(17.5)**	**(0.6)**
Organic adjustments	—	—	—	2.6	0.5	24.5	1.9
Effect of exchange rates	4.0	4.2	3.4	3.8	3.3	2.8	3.7
Organic revenue growth	**9.6**	**7.6**	**0.1**	**1.0**	**5.5**	**9.8**	**5.0**

[1] Following the change in product category structure announced on 1 May 2025, 2024 and 2023 figures have been restated.

	2025	**2024**
Gross profit growth	**3.8%**	**1.1%**
Adjusted gross profit growth	**1.3%**	**1.4%**
Effect of exchange rates	3.1%	4.7%
Adjusted gross profit growth (CER)	**4.4%**	**6.1%**

Adjusted EBITDA

Adjusted EBITDA is calculated as profit after tax excluding income tax, finance income, finance expense, net monetary gains/losses arising from hyperinflationary economies, adjusting items (as defined), depreciation of property, plant and equipment and right-of-use assets, amortisation of computer software, impairment of property, plant and equipment, right-of-use assets and computer software net of impairment reversals. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.

Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). As a result, we believe that adjusted EBITDA provides useful information to understand and evaluate the Group's


operating results.

The reconciliation between profit after tax for the year and adjusted EBITDA for the years ended 31 December 2025 and 31 December 2024 is provided below:

£m	2025	2024
Profit after tax	**1,680**	**1,475**
Add back: Income tax	472	435
Less: Finance income	(78)	(82)
Add back: Finance expense	340	384
Less: Net monetary gain arising from hyperinflationary economies	(2)	(6)
Operating profit	**2,412**	**2,206**
Net amortisation and impairment of intangible assets	60	147
Restructuring costs	89	214
Transaction-related costs	—	(1)
Separation and admission costs	—	30
Disposals and others	(35)	(96)
Adjusted operating profit	**2,526**	**2,500**
Add back: Depreciation of property, plant and equipment	171	160
Add back: Depreciation of rights of use assets	51	53
Add back: Amortisation of computer software	69	75
Add back: Impairment of property, plant and equipment, rights of use assets and computer software net of impairment reversals	21	17
Adjusted EBITDA	**2,838**	**2,805**

Free cash flow

Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and interest paid.

We believe free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group's strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

The reconciliation of net cash inflow from operating activities to free cash flow for the years ended 31 December 2025 and 31 December 2024 is provided below:

£m	2025	2024
Net cash inflow from operating activities	2,634	2,301
Purchase of property, plant and equipment	(322)	(250)
Purchase of intangible assets	(91)	(68)
Proceeds from sale of intangible assets	—	325
Distributions to non-controlling interests	(11)	(79)
Interest paid	(357)	(360)
Interest received	60	75
Free cash flow	**1,913**	**1,944**


Net debt

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents, short-term investments and derivative financial assets.

We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group's debt. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

The reconciliation of net debt[1] to the different balance sheet items as at 31 December 2025 and 31 December 2024 is provided below.

£m	2025	2024
Short-term borrowings	(836)	(1,487)
Long-term borrowings	(7,773)	(8,640)
Derivative financial liabilities	(65)	(160)
Derivative financial assets	87	130
Cash and cash equivalents	1,324	2,250
Net debt	**(7,263)**	**(7,907)**

[1] Short-term investments as at 31 December 2025 were £nil (2024:£nil).